Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition as of September 30, 2024 and March 31, 2024 and results of operations for the six months ended September 30, 2024 and 2023 in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this Report, and our Annual Report on Form 20-F for the year ended March 31, 2024 as filed with the SEC on August 15, 2024

Some of the statements contained in this Form 6-K constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are those described in discussions herein, and in “Item 3. Key Information—D. Risk Factor Summary” section of our most recent Annual Report on Form 20-F filed with the SEC and incorporated herein by reference, and those described from time to time in our future reports to be filed with the SEC.

These risks could cause actual results to differ materially from those implied by forward-looking statements in this Form 6-K.

You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We do not undertake any obligation to update or revise any forward-looking statements after the date of this Form 6-K, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this Form 6-K or elsewhere might not occur.

Company Overview

We are a growing platform services company primarily providing content streaming/telecasting services with over four million active users located all across India.15 Our Lytus platform provides a wide range of streaming services and telemedicine services with local assistance through local Health Centers. Through our platform, our customers are well connected via CPE devices/STBs and have access to multi-dimensional services including telemedicine service we place to offer in the future.

We believe that our strong customer base and expansive market presence position us to expand our portfolio of offerings. We have been focused on adopting and implementing technologies that can change the landscape of being a conventional streaming services provider. Partnering with those who share our passion, we strive to provide India’s semi-urban, urban population with unmatched services across tele-healthcare.

We intend to benefit from India’s e-commerce boom and the recent tele-medicine regulation through the acquisition of Sri Sai and other similar companies. We will recruit management teams of Sri Sai having many years of pioneering experience in IPTV business and telemedicine in India and USA, which we believe will help us create a profitable and sustainable business model with rapid growth prospects. We believe that our deep understanding and local expertise have enabled us to create solutions that address the needs and preferences of our consumers in the most comprehensive and efficient way. We possess extensive local knowledge of the logistics and payment landscapes in the markets in which we operate, which we consider to be a key component of our success.

We are focused on consolidating our subscriber base for future technology services, such as telemedicine and healthcare services and at the same time, on developing our technology platform for a better service experience. We expect the technology services to be provided through our proprietary unified technology platform. Presently, we provide streaming and internet services through our platform. We are simultaneously working to strengthen our platform services, including advancing our platform with the state-of-art technology.

15	Calculation based upon approximately 1 million paid home subscribers which based on industry standards translates to more than 4 million viewers on an average of 4.6 viewers per household in India. Source: United Nations, Department of Economic and Social Affairs, Population Division (2019) — Database on Household Size and Composition 2019. Available at https://population.un.org/Household/index.html#/countries/356.

Key Factors For Our Performance

The following factors are the principal factors that have affected and will continue to affect our business, financial condition, results of operations and prospects.

●

Number of Subscribers: our revenue growth and long-term profitability are affected by our ability to increase our subscriber base because we derive a substantial portion of our revenue from streaming services and via client contracts that provide subscribers access to our Lytus platform in exchange for a contractual based monthly fee. Revenue is driven primarily by the number of subscribers, the number of services contracted for by a subscriber and the contractually negotiated prices of our services and online content that is specific to that particular subscriber. We believe that increasing our subscriber base is an integral objective that will provide us with the ability to continually innovate our services and support initiatives that will enhance subscriber experiences and lead to increasing or maintaining our existing annual net dollar retention rate. The number of subscribers pertaining to Sri Sai business were 856,127 for six months period ending September 30, 2024 and 815,105 for the year ended March 31, 2024. The increase in subscribers was primarily driven by increased market share.

●	Cluster of customized online content: the Lytus platform provides an opportunity to customize the online content to meet the needs of that particular subscriber. We plan to form partnership with other companies to develop our telemedicine business and entertainment and education online content. Revenues arising from this segment will be driven primarily by the customizable content formats aligned with the customer satisfaction. We believe that increasing our current subscriber utilization rate is a key objective in order for our subscribers to realize tangible healthcare savings with our service.

Six months ended September 30, 2024, compared to six months ended September 30, 2023

Significant Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS).

Basis of Deconsolidation

When events or transactions results in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognised. Amounts previously recognised in the consolidated statements of comprehensive income within “other comprehensive income” in respect of that entity are also reclassified to the consolidated statements of profit or loss and other comprehensive income or transferred directly to retained earnings if required by a specific Standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognised in the consolidated statements of profit or loss and other comprehensive income.

Share Warrant Liability

We account for share warrants as either equity instruments, derivative liabilities, or liabilities in accordance with IAS 32 — Financial Instruments: Disclosure and Presentation, depending on the specific terms of the warrant agreement. Share warrants are accounted for as a derivative in accordance with IFRS 9 — Financial Instruments if the share warrants contain terms that could potentially require “net cash settlement” and therefore, do not meet the scope exception for treatment as a derivative. Share Warrant instruments that could potentially require “net cash settlement” in the absence of express language precluding such settlement are initially classified as financial liabilities at their fair values, regardless of the likelihood that such instruments will ever be settled in cash. We will continue to classify the fair value of the warrants that contain “net cash settlement” as a liability until the share warrants are exercised, expire or are amended in a way that would no longer require these warrants to be classified as a liability.

The outstanding warrants are recognized as a warrant liability on the balance sheet and measured at fair value on inception date and subsequently re-measured at each reporting period with change recognised in the consolidated statements of profit or loss and other comprehensive income.

Intangible assets

Separately purchased intangible assets are initially measured at cost. Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. Subsequently, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.

The useful lives of intangible assets are assessed as either finite or indefinite. Finite-life intangible assets are amortized on a written down basis over the period of their expected useful lives. Estimated useful lives by major class of finite-life intangible assets are as follow:

Customers acquisition	5 Years
Trademark/Copy rights	5 Years
Computer Software	5 Years
Commercial rights	5 – 10years

The amortization period and the amortization method for definite life intangible assets is reviewed annually.

For indefinite life intangible assets, the assessment of indefinite life is reviewed annually to determine whether it continues, if not, it is impaired or changed prospectively basis revised estimates.

Goodwill on acquisitions of subsidiaries represents the excess of (i) the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over (ii) the fair value of the identifiable net assets acquired. Goodwill on subsidiaries is recognised separately as intangible assets and carried at cost less accumulated impairment losses. These assets are not amortized but are tested for impairment annually.

Gains and losses on the disposal of subsidiaries include the carrying amount of goodwill relating to the entity sold.”

IAS 38 requires an entity to recognize an intangible asset, whether purchased or self-created (at cost) if, and only if: IAS 38.21

a.	it is probable that the future economic benefits that are attributable to the asset will flow to the entity; and

b.	the cost of the asset can be measured reliably.

The probability of future economic benefits must be based on reasonable and supportable assumptions about conditions that will exist over the life of the asset. IAS 38.22 The probability recognition criterion is always considered to be satisfied for intangible assets that are acquired separately or in a business combination. IAS 38.33

Para 25 of IAS 38 provides that the price an entity pays to acquire separately an intangible asset will reflect expectations about the probability that the expected future economic benefits embodied in the asset will flow to the entity. In other words, the entity expects there to be an inflow of economic benefits, even if there is uncertainty about the timing or the amount of the inflow. Therefore, the probability recognition criteria in Para 21(a) is always considered to be satisfied for separately acquired intangible assets. Para 26 of IAS 38 provides that the costs of a separately acquired intangible asset can usually be measured reliably. This is particularly so when the purchase consideration is in the form of cash or other monetary assets.

Development costs mainly relate to developed computer software programmes. Such computer software programmes that do not form an integral part of other related hardware is treated as an intangible asset. Development costs that are directly associated with development and acquisition of computer software programmes by the Group are capitalised as intangible assets when the following criteria are met:

●	it is technically feasible to complete the computer software programme so that it will be available for use;

●	management intends to complete the computer software programme and use or sell it;

●	there is an ability to use or sell the computer software programme;

●	it can be demonstrated how the computer software programme will generate probable future economic benefits;

●	adequate technical, financial and other resources to complete the development and to use or sell the computer software programme are available; and

●	the expenditure attributable to the computer software programme during its development can be reliably measured.

Direct costs include salaries and benefits for employees on engineering and technical teams who are responsible for building new computer software programmes.

Expenditure that enhances or extends the performance of computer software programmes beyond their original specifications and which can be reliably measured is added to the original cost of the software. Costs associated with maintaining computer software programmes are recognised as an expense when incurred.

Completed development costs in progress are reclassified to internally developed intangible assets. These internally developed intangible assets are subsequently carried at cost less accumulated amortisation and accumulated impairment losses. These costs are amortised to the consolidated statements of profit or loss and other comprehensive income using a straight-line method over their estimated useful lives. Development cost in progress is not amortised.

Deferred offering costs

Deferred Offering Costs consists of legal, accounting, underwriter’s fees, and other costs incurred through the balance date that are directly related to the proposed Initial Public Offering (IPO) and that would be charged to stockholder equity upon completion of the proposed IPO. Should the proposed IPO prove unsuccessful, deferred costs and additional expenses to be incurred would be charged to operations. The Company has no deferred offering costs for the period ended September 30, 2024 and/or for the year ended March 31, 2024 and/or for the period ended September 30, 2023.

Revenue from Contract with Customers and Other Income

We derive substantially all of our revenue from usage-based fees earned from customers subscribing to our streaming/telecasting, content management services and other products. Generally, customers enter into 12-month contracts and are invoiced monthly in advance based on usage. Refer to Note 19 and 20 for details on modification and acquisition of Sri Sai.

During the six months ended September 30, 2024, our total income of $12,052,318 comprised of Revenue from Contract with Customers of 12,013,543 and other income of $38,775, whereas during the six months ended September 30, 2023, our total income of $9,712,550 comprised of Revenue from Contract with Customers of $9,660,331 and other income of $52,219.

The overall increase of $2,339,768 or 24%, which is primarily comprised of (a) increase in Revenue from Contract with Customers by $2,353,212 or 24%; and (b) decrease in Other Income by $13,443 or 26% arising from balances written back.

STATEMENT OF OPERATIONS DATA:	For the 6 months ended September 30, 2024		For the 6 months ended September 30, 2023		Change
	$	%	$	%	$	%
Operating revenue	12,013,543	100%	9,660,331	99%	2,353,212	24%
Other Income	38,775	0%	52,219	1%	(13,444)	-26%
Total Revenue	12,052,318	100%	9,712,550	100%	2,339,768	24%

The revenue from contract with customers and other income consist of:

Disaggregated revenue information

Revenue from contract with customers	For the 6 months ended September 30, 2024	For the 6 months ended September 30, 2023		Change Sept 24 vs March 24
	(In USD)	(In USD)	(In USD)%
Types services
Subscription Income	7,451,974	6,760,470	691,504)	10%
Carriage/Placement Fees	3,189,167	2,548,959	640,208)	25%
Advertisement Income	151,250	244,074	(92,824)	-38%
Activation fees	98,296	106,828	(8,532)	-8%
Unbilled Revenue	1,122,856		1,122,856	100%
Total revenue from contract with customers	12,013,543	9,660,331	2,353,212)	24%

Other income
	-	2,106	(2,106)	(100%)
Miscellaneous Income	7	-	7)	7%
Sundry Balances written back	8,372	50,113	(41,741)	(83%)
Profit on termination of lease	30,396	-	30,396	100%
Total Other Income	38,775	52,219	(13,443)	(26%)
Total Income	12,052,318	9,712,550	2,339,768	24%

Cost recognition

Costs and expenses are recognized when incurred and have been classified according to their primary functions in the following categories:

Cost of revenue

The Company has incurred cost of revenue for the six months period ended September 30, 2024, of $8,812,374, which is relating to Sri Sai business, whereas it has incurred costs of revenue for the six months period ended September 30, 2023 of $7,757,172. The increase of $1,055,202 or 14% is on account of decrease in subscriber levels and fixed costs remaining the same.

Staffing Expenses

For the six-month ended September 30, 2024, the staffing costs was $391,663, representing a decrease of $79,518 or 17% from the six months ended September 30, 2023, of $471,181. The decrease was primarily due to the cost optimization at Sri Sai.

Amortisation and other expenses

Other operating expenses consist primarily of general and administrative expenses like electricity, software running expenses, repairs and maintenance, travelling expenses etc.

Legal and professional expenses were $169,380 for the six months ended September 30, 2024, representing a decrease of $90,457 or 35% from $259,837 in the six months ended September 30, 2023.

Amortization and depreciation costs were $ 619,932, for the six months ended September 30, 2024, representing an increase of $166,141 or 37% from $453,791 in the six months ended September 30, 2023.

Other operating expenses was $1,285,854 for the six months ended September 30, 2024, representing an decrease of $178,442 or 12% from $1,464,296 in the six months ended September 30, 2023.

Finance and other cost

For the six months ended September 30, 2024, the most significant components of finance expenses were Interest on Bank Loans, which was $53,552, representing a decrease of $566,041 or 91% from $619,593 in the six months ended September 30, 2023.

Liquidity and Capital Resources

Our projected cash needs and projected sources of liquidity depend upon, among other things, our actual results, and the timing and amount of our expenditures. As we continue to grow our subscriber base, we expect an initial funding period to grow new products as well as working capital impacts from the timing of device-related cash flows when we provide the devices to customers pursuant to equipment instalment plans. Further, the Company has acquired 51% of Sri Sai, as part of the earlier arrangement and has correspondingly modified its earlier arrangement with the erstwhile partner, in terms of the residuary transaction as a plan to expand its subscriber base.

Off-balance Sheet Arrangements

Under SEC regulations, we are required to disclose off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, such as changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. An off-balance sheet arrangement means a transaction, agreement or contractual arrangement to which any entity that is not consolidated with us is a party, under which we have:

●	Any obligation under certain guarantee contracts,

●	Any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets,

●	Any obligation under a contract that would be accounted for as a derivative instrument, except that it is both indexed to our stock and classified in shareholder equity in our statement of financial position,

●	Any obligation arising out of a material variable interest held by us in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or engages in leasing, hedging or research and development services with us.

●	We do not have any off-balance sheet arrangements that we are required to disclose pursuant to these regulations. In the ordinary course of business, we enter into operating lease commitments, and other contractual obligations. These transactions are recognized in our financial statements in accordance with generally accepted accounting principles in the United States.

●	We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate our estimates, including those related to the allowance for doubtful accounts, the useful life of property and equipment and intangible assets, assumptions used in assessing impairment of long-term assets, valuation of deferred tax assets, fair value estimation of warrants and critical judgement over capitalisation of internally developed intangible assets and development cost in progress.

We base our estimates on historical experience and on various other assumptions that we believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Any future changes to these estimates and assumptions could cause a material change to our reported amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

We did not have any undisclosed off-balance sheet arrangements as of September 30, 2024 and March 31, 2024.

Trade Receivable

Assessment as to whether the trade receivables from Sri Sai business are impaired: When measuring Expected Credit Loss (ECL) of receivables and other receivables related to Sri Sai business the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

The payment protocols with respect to the Telecast and OTT services are very closely regulated by the Ministry of Telecommunications along with other departments of the Government of India. The payment gateways reporting protocols for the cable industry are very robust, with most of the transactional interactions with the customers in this industry being subject to independent audits by the government. Payments processed online by customers electronically are reported promptly.

Impairment of property and equipment and intangible assets excluding goodwill:

At each reporting date, the Group reviews the carrying amounts of its property and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is an indication at the end of a reporting period that the asset may be impaired.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease and to the extent that the impairment loss is greater than the related revaluation surplus, the excess impairment loss is recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years. Any increase in excess of this amount is treated as a revaluation increase.”

Assessment as to whether the trade receivables and other receivables from The erstwhile partner are impaired

When measuring Expected Credit Loss (ECL) of receivables related to Sri Sai business the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for our services. The future impact of the outbreak is highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on our future results. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of its total revenues.

STATEMENT OF OPERATIONS DATA:	For the 6 months ended 30 September 2024%		For the 6 months ended 30 September 2023%		Change
	$		$		$	%
Operating revenue	12,013,543	100%	9,660,331	99%	2,353,212	24%
Other Income	38,775	0%	52,219	1%	(13,443)	-26%
Total Revenue	12,052,318	100%	9,712,550	100%	2,339,768	24%
Cost of revenue	8,812,374	73%	7,757,172	80%	1,055,202	14%
Other operating expenses	1,285,854	11%	1,464,296	15%	(178,441)	-12%
Legal and professional expenses	169,380	1%	259,837	3%	(90,457)	-35%
Staffing expenses	391,663	3%	471,181	5%	(79,518)	-17%
Depreciation and amortisation	619,932	5%	453,791	5%	166,141	37%
Net income	773,115	6%	(693,727)	-7%	1,466,842	211%
Interest expenses	53,552	0%	619,593	6%	(566,041)	-91%
Interest income	1,091	0%	-	0%	1,091	100%
Income (loss) from continuing operations before income taxes	720,654	6%	(1,313,320)	-14%	2,033,974	155%
Income tax	71,682	1%	(31,380)	0%	40,302	128%
Net income after tax	648,972	5%	(1,281,940)	-13%	1,930,912	151%
Other comprehensive income
Items that will not be reclassified to profit or loss
Reclassification of defined benefit obligation	(88)		481		569	118%
Items that may be reclassified subsequently to income
Foreign currency translation reserves of subsidiaries, net of tax	(6,831)		104,316		(97,485)	-93%
Total comprehensive income for the period	655,891		(1,178,105)		1,833,996	156%
Attributable to:
Controlling interest	578,146		(1,391,842)		1,969,988	142%
Non-controlling interest	77,745		213,737		(135,992)	-64%
Basic income per common share	0.12		(1.98)
Diluted income per common share	0.12		(1.98)

Revenue

We derive substantially all of our revenue from usage-based fees earned from customers subscribing to our streaming, content management services and other products. Generally, customers enter into 12-month contracts and are invoiced monthly in advance based on usage.

Lytus Technologies Private Limited (“Lytus India”), our wholly-owned subsidiary incorporated in India, did not have significant operations during the six months ended September 30, 2024 and during the fiscal year ended March 31, 2024. Lytus India has acquired Sri Sai that has active business operations and that meets the criteria (5 steps) for recognizing revenue from contracts with customers in pursuant to IFRS 15.

During the six months ended September 30, 2024, our total income of $12,052,318 comprised of Revenue from Contract with Customers of 12,013,543 and other income of $38,775, whereas during the six months ended September 30, 2023, our total income of $9,712,550 comprised of Revenue from Contract with Customers of $9,660,331 and other income of $52,219.

The overall increase of $2,339,768 or 24%, which is primarily comprised of (a) increase in Revenue from Contract with Customers by $2,353,212 or 24%; and (b) decrease in Other Income by $13,443 or 26% arising from balances written back.

The number of subscribers pertaining to Sri Sai business were 856,127 for six months period ending September 30, 2024 and 815,105 for the year ended March 31, 2024. The increase in subscribers was primarily driven by increasing market share.

Other Income/Application of IFRS 15

The following table presents other income (including fair value gains on warrant liability) for the six months period ended September 30, 2024 and for the year ended March 31, 2024.

Revenue from contract with customers	For the 6 months ended September 30, 2024	For the 6 months ended September 30, 2023	Change Sept 24 vs March 24
Other income
Fair vaue gain on warrant liability		2,106	(2,106)	100
Miscellaneous Income	7		(7)	-7%
Profit on Termination of lease	30,396	-	30,396	8%
Sundry Balances written back	8,372	50,113	(41,741)	-83%
Total Other Income	38,775	52,219	(13,443)	24%

The Group acquired approximately 1 million subscriber connections from a licensed streaming company (Sri Sai), effective from April 1, 2022.

Cost of revenue

The Company has incurred cost of revenue for the six months period ended September 30, 2024, of $8,812,374, which is relating to Sri Sai business, whereas it has incurred costs of revenue for the six months period ended September 30, 2023 of $7,757,172. The increase of $1,055,202 or 14% is on account of decrease in subscriber levels and fixed costs remaining the same.

Staffing Expenses

For the six-month ended September 30, 2024, the staffing costs was $391,663, representing a decrease of $79,518 or 17% from the six months ended September 30, 2023, of $471,181. The decrease was primarily due to the cost optimization at Sri Sai.

Amortisation and other expenses

Other operating expenses consist primarily of general and administrative expenses like electricity, software running expenses, repairs and maintenance, travelling expenses etc.

Legal and professional expenses were $169,380 for the six months ended September 30, 2024, representing a decrease of $90,457 or 35% from $259,837 in the six months ended September 30, 2023.

Amortization and depreciation costs were $ 619,932, for the six months ended September 30, 2024, representing an increase of $166,141 or 37% from $453,791 in the six months ended September 30, 2023.

Other operating expenses was $1,285,854 for the six months ended September 30, 2024, representing an decrease of $178,442 or 12% from $1,464,296 in the six months ended September 30, 2023.

Finance and other cost

For the six months ended September 30, 2024, the most significant components of finance expenses were Interest on Bank Loans, which was $53,552, representing a decrease of $566,041 or 91% from $619,593 in the six months ended September 30, 2023.

Foreign Currency Exchange Rate Risk

As a result of our operations, primarily in India and the United States, we are exposed to currency translation impacts. Our reporting currency is the U.S. dollar. Our functional currency is the U.S. dollar and the functional currency of Lytus India, Sri Sai and DDC (deconsolidated on April 1, 2021), which generate the majority of our revenue, is the Indian Rupees (“INR”). The financial statements of our subsidiaries whose functional currency is the INR are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. As a result, as the Rupee depreciates or appreciates against the U.S. dollar, our revenue presented in U.S. dollars, as well as our Dollar-Based Net Expansion Rate, will be negatively or positively affected. Constant Currency Dollar-Based Net Expansion Rate is calculated using fixed exchange rates to remove the impact of foreign currency translations.

As a result of foreign currency translations, which are a non-cash adjustment, we reported exchange difference on foreign currency translation of subsidiaries, net of tax of $ 6,831 for the six months ended September 30, 2024, and $104,316 for the six months ended September 30, 2023.

Interest Rate Sensitivity

Cash and short-term investments were held primarily in bank and time deposits. The fair value of our cash and short-term investments would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of these instruments.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

B. Liquidity and Capital Resources

Liquidity and Capital Resources:

The components of cash flow for the six months ended September 30, 2024 and September 30, 2023:

	For the year September 30, 2024	For the year September 30, 2023
Net cash provided by/(used in) operating activities	$182,070	$372,260
Net cash used in investing activities	(1,069,221)	(2,477,923)
Net cash provided by financing activities	1,025,059	1,880,059
Cash acquired in business combination	-	-
Exchange rate effect on cash	(70,819)	(1,097)
Net cash inflow (outflow)	$313,466	$85,108

Cash provided by/used in Operating Activities

Net cash provided by operating activities was $182,070 for the six months ended September 30, 2024 and net cash provided by operating activities was $372,260 for the six months ended September 30, 2023.

Cash used in Investing Activities

Net cash used in investing activities was $1,069,221 for the six months ended September 30, 2024, and net cash used in investing activities was $2,477,923 for the six months ended September 30, 2023.

Cash provided by Financing Activities

Net cash provided by financing activities was $1,025,059 for the six months ended September 30, 2024 and net cash provided by financing activities was $1,880,059 for the six months ended September 30, 2023.

Critical Accounting Estimates

Under IFRS 1, the Group is required to make estimates and assumptions in presentation and preparation of the financial statements for the 6 month period ended September 30, 2024 and for the year ended March 31, 2024.

Key estimates considered in preparation of the financial statement that were not required under the previous GAAP are listed below:

Fair Valuation of financial instruments carried at Fair Value Through Profit or Loss (“FVTPL”) and/or Fair Value Through Other Comprehensive Income (“FVOCI”).

Impairment of financial assets based on the expected credit loss model.

Determination of the discounted value for financial instruments carried at amortized cost.

Fair value estimation of share warrants.

Critical judgement over capitalisation of internally developed intangible assets and development cost in progress.

Assessment as to whether the trade receivables are impaired.

When measuring Expected Credit Loss (ECL) of receivables the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for our services. The future impact of the outbreak is highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus.

●	Impairment of property and equipment and intangible assets excluding goodwill

At each reporting date, the Group reviews the carrying amounts of its property, plant and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is an indication at the end of a reporting period that the asset may be impaired.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease and to the extent that the impairment loss is greater than the related revaluation surplus, the excess impairment loss is recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years. Any increase in excess of this amount is treated as a revaluation increase.

Note on Subsequent Events

Management has evaluated subsequent events to determine if events or transactions occurring through, except for the disclosures related to subsequent events described below, as to which the date is April 10, 2024, the dates the financial statements were available for issuance, require potential adjustment to or disclosure in the financial statement and has concluded that all such events that would require recognition or disclosure have been recognized or disclosed.

On February 5, 2024, the Company has announced a reverse stock split of its issued and outstanding ordinary shares, par value $0.01 per share at a ratio of 1-for-60 so that every 60 shares issued is combined to 1 share. As a result of the Reverse Split, the Company’s issued and outstanding ordinary shares was reduced from 93,679,260 shares to 1,561,309 shares.

Note on Subsequent Events

IAS 10 (Events After the Reporting Period) defines an adjusting event as an event that provides evidence of conditions that existed at the reporting date and requires adjustments to the financial statements.

Management has evaluated subsequent events to determine if events or transactions occurring through, except for the disclosures related to subsequent events described below, as to which the date is February 11, 2025, the dates the financial statements were available for issuance, require potential adjustment to or disclosure in the financial statement and has concluded that all such events that would require recognition or disclosure have been recognized or disclosed.

In December 2024, out of the three tranches, both the 1st Tranche and 2nd Tranche of the promissory notes were fully converted into equity shares of the Company. The conversion included the principal amount of the notes and the accrued interest up to the conversion date. Since the promissory notes included a contractual conversion right, and evidence existed at the reporting date that the Investors intended to convert them into common stock, this event qualifies as an adjusting event under IAS 10.

Accordingly, the financial statements have been adjusted to reflect:

●	The conversion of the first and second tranche promissory notes into equity.

●	The elimination of the related liabilities and accrued interest up to the conversion date.

●	The lapse of associated warrants post-repayment.

These adjustments ensure that the financial statements present an accurate and fair view of the Company’s financial position as of the reporting date.

The impact of this transaction on the equity structure is summarized below:

Impact on Equity Structure

Date of Conversion	Promissory Note Converted ($)	No of Shares Issued	Conversion Price per Share ($)	Increase in Share Capital ($)	Increase in Share Premium (Net of Transaction Cost) ($)
03 Dec 24	41,275	30,000	1.38	300	31,195
10 Dec 24	25,412	20,000	1.27	200	19,194
12 Dec 24	22,559	20,000	1.13	200	17,022
16 Dec 24	15,000	15,000	1	150	11,306
17 Dec 24	32,000	32,000	1	320	24,118
18 Dec 24	18,000	18,000	1	180	13,567
20 Dec 24	2,719,611	2,719,611	1	27,196	2,152,552
Impact on Equity Structure				28,546	2,268,954